Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Two Quarters Ended
	December 30, 2011	December 31, 2010
	(In millions, except ratios)
Earnings:
Net income attributable to Harris Corporation	$254.7	$315.0
Plus: Income taxes	123.9	158.4
Fixed charges	61.4	43.6
Amortization of capitalized interest	0.2	—
Less: Interest capitalized during the period	(1.0)	(1.7)
Undistributed earnings in equity investments	—	—

	$439.2	$515.3

Fixed Charges:
Interest expense	$56.2	$38.2
Plus: Interest capitalized during the period	1.0	1.7
Interest portion of rental expense	4.2	3.7

	$61.4	$43.6

Ratio of Earnings to Fixed Charges	7.15	11.82